UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   People's Bank
   850 Main Street
   Bridgeport, Connecticut  06604

2. Date of Event Requiring Statement (Month/Day/Year)
   September 3, 1997

3. IRS or Social Security Number of Reporting Person (Voluntary)
   06-1213065

4. Issuer Name and Ticker or Trading Symbol
   Norwich Financial Corp. (NSSB)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person


___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
   (Instr. 4)                              |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |   (Instr. 5)                                  |
                                           |   Owned              |   Indirect(I)  |                                               |
                                           |   (Instr. 4)         |   (Instr. 5)   |                                               |
___________________________________________________________________________________________________________________________________|

Common Stock, par value $0.01 per share    |1,081,036(a)          |D               |                                               |
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___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount of  |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  Securities Under-    |         |sion or   |ship         |   Beneficial Ownership    |
  (Instr. 4)            |  Expiration       |  lying Derivative     |         |Exercise  |Form         |   (Instr. 5)              |
                        |  Date(Month/      |  Security             |         |Price     |of           |                           |
                        |  Day/Year)        |  (Instr. 4)           |         |of        |Deriv-       |                           |
                        |-------------------|-----------------------|---------|Deri-     |ative        |                           |
                        | Date    | Expira- |                       |Amount or|vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
                        |         |         |                       |         |          |(Instr. 5)   |                           |
___________________________________________________________________________________________________________________________________|

Stock Option Agreement  |(b)      |(b)      |Common Stock, par value|1,081,036|$25.00    |D            |                           |
(right to buy)          |         |         | $0.01 per share       |(a)      |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:

(a) Beneficial ownership of the 1,081,036 shares of Norwich Financial Corp. Common Stock reported hereunder (the "Option Shares") is so being reported solely as the result of the call option (the "Option") granted pursuant to the Stock Option Agreement described under "Derivative Securities Beneficially Owned." Such option has not yet become exercisable, and People's Bank expressly disclaims beneficial ownership of the Option Shares.

(b) The Option has no specified exercise date and becomes exercisable upon the occurrence of certain events, none of which have occurred as of the date hereof. The Option will expire upon the occurrence of certain events.


SIGNATURE OF REPORTING PERSON

/s/ George W. Morriss
-------------------------
George W. Morriss
Executive Vice President and Chief Financial Officer

DATE
September 15, 1997